UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-41480

Starbox Group Holdings Ltd.

VO2-03-07, Velocity Office 2, Lingkaran SV, Sunway Velocity, 55100

Kuala Lumpur, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 22, 2022, Starbox Group Holdings Ltd. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Network 1 Financial Securities, Inc., as representative of the several underwriters listed on Schedule A to the Underwriting Agreement (the “Representative”), relating to the Company’s initial public offering (the “IPO”) of 5,375,000 ordinary shares, par value $0.001125 per share (the “Ordinary Shares”), including 375,000 Ordinary Shares issued pursuant to the partial exercise of the underwriters’ over-allotment option.

On August 25, 2022, the Company closed the IPO. The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-265635), which was initially filed with the Securities and Exchange Commission (the “SEC”) on June 15, 2022, as amended, and declared effective by the SEC on August 19, 2022. The Ordinary Shares were priced at $4.00 per share, and the offering was conducted on a firm commitment basis. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “STBX” on August 23, 2022. On the same day, the Company issued to the Representative and its affiliates warrants, exercisable after the date of issuance and valid until August 25, 2027, entitling the holders of the warrants to purchase an aggregate of up to 376,250 Ordinary Shares at a per share price of $5.60 (the “Representative’s Warrants”).

In connection with the IPO, the Company issued a press release on August 22, 2022 announcing the pricing of the IPO and a press release on August 25, 2022 announcing the closing of the IPO, respectively.

Copies of the Underwriting Agreement, the Representative’s Warrants, the two press releases, the Audit Committee Charter, the Compensation Committee Charter, and the Nominating and Corporate Governance Committee Charter are attached hereto as Exhibits 10.1, 4.1, 99.1, 99.2, 99.3, 99.4, and 99.5, respectively, and are incorporated by reference herein. The foregoing summaries of the terms of the Underwriting Agreement and the Representative’s Warrants are subject to, and qualified in their entirety by, such documents.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Starbox Group Holdings Ltd.

Date: August 25, 2022	By:	/s/ Lee Choon Wooi
	Name:	Lee Choon Wooi
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

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EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Representative’s Warrants and a schedule of all executed Representative’s Warrants adopting the same form

10.1	Underwriting Agreement dated August 22, 2022 by and between the Company and the Representative

99.1	Press Release on Pricing of the Company’s Initial Public Offering

99.2	Press Release on Closing of the Company’s Initial Public Offering

99.3	Audit Committee Charter

99.4	Compensation Committee Charter

99.5	Nominating and Corporate Governance Committee Charter

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